United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 TechPoint
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
	Name:	Tan Lay Koon
	Title:	President & Chief Executive Officer
	Date:	May 11, 2005

By:	/s/ Michael G. Potter
	Name:	Michael G. Potter
	Title:	Chief Financial Officer
	Date:	May 11, 2005

CORPORATE RELEASE

STATS CHIPPAC WILL OFFER 300MM BUMPING
SERVICES THROUGH TOOL CONSIGNMENT TO TSMC

Singapore and United States, May 11, 2005 – To address growing demand for advanced flip chip applications, STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” – NNM: STTS and SGX: STATSChP), will offer 300mm wafer bumping service to Taiwan Semiconductor Manufacturing Company (TSMC) (TAIEX: 2330, NYSE: TSM) customers in the third quarter of 2005. Using consigned equipment, this electroplating bumping technique is well suited for fine-pitch flip chip applications as it provides superior bump quality, higher yield, finer bump pitches and higher temperature resistance than other wafer bumping methods.

“STATS ChipPAC is focused on fully integrated, multi-site, turnkey solutions,” said Scott Jewler, Chief Strategy Officer, STATS ChipPAC. “Flip chip is important for applications with intense performance demands and space constraints such as graphics, chipsets, digital signal processors (DSPs), radio frequency (RF), analog and power management. Our goal is to broaden our advanced flip chip services portfolio and offer volume manufacturing by third quarter of this year.”

About Flip Chip Technology
Flip chip technology provides a cost-effective solution for applications requiring a smaller form factor, higher input/output (I/O) and enhanced thermal and electrical performance. Flip chip interconnect technology is used in a variety of package solutions including Ball Grid Array (BGA), Chip Scale Packages (CSP), Land Grid Array (LGA), Quad Flat No Lead (QFN), Wafer Level CSP (WLCSP) and modules as well as next generation three dimensional (3D) packages. STATS ChipPAC’s current flip chip service includes 200mm wafer bumping, redistribution (RDL) and repassivation, wafer sort, assembly and test.

About STATS ChipPAC Ltd.

STATS ChipPAC Ltd. (“STATS ChipPAC” or “the Company” – NNM: STTS and SGX: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides total solutions of fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). Our offices outside the United States are located in the Netherlands, United Kingdom, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in Singapore and South Korea as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production.

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

STATS ChipPAC is listed on both the Nasdaq National Market and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.

All references are to STATS ChipPAC Ltd. and its consolidated subsidiaries (“STATS ChipPAC” or the “Company” or “STATS” prior to the consummation of the merger), unless otherwise indicated. This release contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions and speak only as of their dates. These forward-looking statements are based on our current expectations and involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include our ability to successfully integrate the operations and employees of STATS and ChipPAC, Inc. (“ChipPAC”); general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in our SEC filings, including our annual report on Form 20-F dated March 18, 2005 and our Registration Statements on Form F-3/S-3 (file numbers 333-119705 and 333-119705-1) and on Form F-4 (file number 333-123480). We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Singapore Contacts :

Elaine Ang
Manager, Investor Relations & Corporate
Communications
Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : elaine.ang@statschippac.com

US Contacts :

Drew Davies Director, Investor Relations Tel : (408) 586 0608, Fax : (408) 586 0652 email : drew.davies@statschippac.com	Lisa Lavin Marcom Manager Tel : (208) 939 3104, Fax : (208) 939 4817 email : lisa.lavin@statschippac.com

The Ruth Group
David Pasquale – Executive Vice President
Tel : (646) 536 7006
email : dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059